Exhibit 99.1

Hi everyone,

My name is Max Howard, and I am the Transaction Manager on the Masterworks acquisitions team.

I am excited to announce a new offering by the provocative British street artist, Banksy. The graffiti artist first disrupted the London art scene in 2003 with “Turf War,” his inaugural exhibition. Following the debut, Banksy continued to build his reputation as a “trickster,” sneaking his own works into major institutions, such as the Metropolitan Museum of Art and Tate Britain, to hang alongside the museum collections.

In 2021, Banksy’s auction turnover totaled $205 million, ranking him eighth among all artists worldwide. Banksy ranks second among all living artists, only behind Gerhard Richter.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 200 examples of Banksy’s paintings from around the world, many of which are priced in excess of $3 million. Of these examples, this is the seventh we have selected to be on the Masterworks platform.

The latest offering is titled “xHxaxpxpxyx xCxhxoxpxpxexrxsx” and was completed by Banksy in 2004. The work belongs to the artist’s iconic “Vandalized Oil” series, where he typically modifies a ready-made oil painting one might find at the flea market. “xHxaxpxpxyx xCxhxoxpxpxexrxsx” features two Apache helicopters spray-painted over a pale blue sky. The scene is emblematic of the artist’s commentary on modern military technology’s impact on the natural world.

As of December 2022, “modified” oil paintings similar to the Painting in composition and period have recently sold at auction for prices as high as $6.3 million. Just this year, “Vandalised Oil (Choppers)” (2006), an example that was formerly owned by musician Robbie Williams and also features Apache helicopters, sold for $5.8 million at Sotheby’s, London in March of 2022. Other similar works that recently sold include: “This is Not a Photo Opportunity” (2007), which sold for $2.7 million at Sotheby’s, New York in May of 2022, and “Subject to Availability” (2009/10), which is larger than the Painting and sold for $6.3 million at Christie’s, London in June of 2021.

Between June 2007 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 18.8%.